Filed pursuant to Rule 424(b)(3)

Registration No. 333-214467

Prospectus

359,468,443 Shares of Common Stock

90,531,557 Shares of Non-Voting Common Stock

Up to 90,531,557 Shares of Common Stock Underlying the Non-Voting Common Stock

This prospectus relates to the securities listed below that may be offered for sale from time to time by the persons identified under the heading “Selling Shareholders” on page 20 of this prospectus (the “Selling Shareholders”):

•	359,468,443 shares of our common stock, $0.01 par value per share;
•	90,531,557 shares of our non-voting common stock, $0.01 par value per share; and
•	up to 90,531,557 shares of our common stock issuable upon the conversion of our non-voting common stock.

We issued and sold the shares as part of the private placement transaction consummated on April 11, 2016 as described below in “Prospectus Summary—Recent Developments—Private Placement Transaction.” We are registering the resale of the shares of common stock and non-voting common stock listed above pursuant to agreements we entered into with the Selling Shareholders.

The Selling Shareholders may sell all or a portion of the shares from time to time, in amounts, at prices and on terms determined at the time of offering. The shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 25. The registration of the shares does not necessarily mean that any of the shares will be sold by the Selling Shareholders. The timing and amount of any sale is within each Selling Shareholder’s discretion. We will not receive any proceeds from the sale of the shares by the Selling Shareholders.

Our common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “HCFB”. Although our common stock is quoted on the OTCQB, there is currently no active public trading market in our common stock as trading and quotations of our common stock have been limited and sporadic. On January 9, 2017, the closing price of our common stock on the OTCQB was $0.26 per share. The non-voting common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we do not intend to seek such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of the non-voting common stock for listing.

Investing in our securities involves risks. You should carefully read this prospectus, our periodic reports and other information we have filed with the Securities and Exchange Commission (the “SEC”), and the information under the heading “Risk Factors” beginning on page 7 of this prospectus and in the documents incorporated by reference into this prospectus to read about factors you should consider before buying our securities.

The securities are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

Neither the SEC nor any state securities regulator or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 20, 2017.

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You should rely only on the information contained in this prospectus. We have not, and the Selling Shareholders have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Selling Shareholders are not, making an offer to sell the securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, prospects, financial condition and results of operations may have changed since that date.

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CAUTIONARY NOTE REGARDING forward-looking statements

Certain statements made or incorporated by reference in this prospectus are “forward-looking” statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity and the effect of new accounting guidance on our financial condition and results of operations. All statements contained herein or incorporated by reference in this prospectus that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates and assumptions by us that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks described below in the “Risk Factors” section, and the following:

•	reduced earnings due to higher credit losses as a result of declining real estate values, increasing interest rates, increasing unemployment, or changes in customer payment behavior or other factors;

•	reduced earnings due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral;

•	our ability to comply with the Written Agreement (as defined below) with our regulatory authorities and the potential for regulatory actions if we fail to comply;

•	our ability to maintain appropriate levels of capital, including levels of capital required by our higher individual minimum capital ratios and under the capital rules implementing Basel III;

•	the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;

•	results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or write down assets;

•	the high concentration of our real estate-based loans collateralized by real estate in a weak commercial real estate market;

•	increased funding costs due to market illiquidity, increased competition for funding, and/or increased regulatory requirements with regard to funding;

•	significant increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated margins;

•	changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry;
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•	general economic conditions, either nationally or regionally and especially in our primary service area, being less favorable than expected, resulting in, among other things, a deterioration in credit quality;

•	increased cybersecurity risk, including potential business disruptions or financial losses;

•	changes occurring in business conditions and inflation;

•	changes in deposit flows;

•	changes in technology;

•	our current and future products, services, applications and functionality and plans to promote them;

•	changes in monetary and tax policies;

•	the rate of delinquencies and amount of loans charged-off;

•	the rate of loan growth and the lack of seasoning of our loan portfolio;

•	adverse changes in asset quality and resulting credit risk-related losses and expenses;

•	loss of consumer confidence and economic disruptions resulting from terrorist activities;

•	changes in accounting policies and practices;

•	our ability to retain our existing customers, including our deposit relationships;

•	changes in the securities markets; and

•	other risks and uncertainties detailed in Part I, Item 1A of our Annual Report on Form 10-K and from time to time in our filings with the SEC.

We may not actually achieve the plans, intentions or expectations described in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations described in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

You should read this prospectus and the documents that we incorporate by reference into this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities.

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Prospectus Summary

To understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements set forth or incorporated by reference into this prospectus. Before making an investment decision, you should read the entire prospectus and the information incorporated into this prospectus, especially the information presented under the heading “Risk Factors.” In this prospectus, the words “we,” “us,” “our” and similar terms refer to HCSB Financial Corporation (which we refer to as the “Company”) and its wholly-owned subsidiary, Horry County State Bank (which we refer to as our “Bank”), on a consolidated basis, unless the context provides otherwise.

HCSB Financial Corporation and Horry County State Bank

Horry County State Bank is a South Carolina state chartered bank that has operated as a full-service traditional community bank since it commenced operations on January 4, 1988. HCSB Financial Corporation was incorporated in 1999 to serve as a bank holding company for the Bank. Our primary market includes Horry County in South Carolina and the southern portions of Columbus and Brunswick Counties in North Carolina. Our market area includes the majority of the Myrtle Beach area, also known as the Grand Strand, a 60-mile stretch of beaches extending south from the South Carolina/North Carolina state line (Horry County) to Pawleys Island (Georgetown County) that is consistently ranked as one of the top vacation destinations in the country.

Our corporate headquarters is located at 3640 Ralph Ellis Blvd., Loris, South Carolina 29569, and our telephone number is (843) 716-4272. Our website is www.hcsbaccess.com. Our website is www.hcsbaccess.com. No additional information on our website is deemed to be part of or incorporated by reference into this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Recent Developments

Private Placement Transaction. In accordance with the terms of a Stock Purchase Agreement, dated March 2, 2016 (the “Stock Purchase Agreement”), by and among the Company, Castle Creek Capital Partners VI, L.P. (“Castle Creek”) and certain other institutional and accredited investors, on April 11, 2016, we consummated a private placement transaction pursuant to which we issued 359,468,443 shares of our common stock at $0.10 per share and 905,315.57 shares of our convertible perpetual non-voting preferred stock, Series A, par value $0.01 per share, at $10.00 per share for cash proceeds of approximately $45 million (the “Private Placement”). Net proceeds from the Private Placement, after deducting placement agent commissions and expenses, were approximately $41.5 million of which $38.0 million was contributed to the Bank as a capital contribution to support its operations and increase its capital ratios.

The Company and the Selling Shareholders also entered into a registration rights agreement, dated March 2, 2016 (the “Registration Rights Agreement”), which provides the Selling Shareholders with registration rights with respect to the shares. We have filed the registration statement of which this prospectus is a part in accordance with those registration obligations under the Registration Rights Agreement.

Amendment to our Articles of Incorporation. On July 28, 2016, we held our 2016 Annual Meeting of Shareholders at which our shareholders approved, among other things, an amendment to our Articles of Incorporation to authorize up to 150,000,000 shares of non-voting common stock to permit the full conversion of the Series A preferred stock into the non-voting common stock. On August 23, 2016, we filed the amendment to our Articles of Incorporation to authorize the non-voting common stock and, upon the filing thereof, each share of the Series A preferred stock automatically converted into 100 shares of our non-voting common stock. Upon the conversion to our non-voting common stock, all shares of the Series A preferred stock are no longer outstanding and resumed the status of authorized and unissued shares of the Company’s preferred stock.

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A holder of our non-voting common stock may convert, or upon the written request of the Company shall convert, shares of non-voting common stock into shares of our common stock at any time or from time to time, provided that upon such conversion the holder, together with all affiliates of the holder, will not own or control in the aggregate more than 9.9% of our common stock (or of any class of our voting securities), excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder of our voting securities. In any such conversion, each share of non-voting common stock will convert initially into one share of our common stock, subject to adjustment as provided in the terms of the non-voting common stock. Further, each share of non-voting common stock will automatically convert into one share of our common stock, without any further action on the part of any holder, subject to adjustment as provided in the terms of the non-voting common stock, on the date a holder of non-voting common stock transfers any shares of non-voting common stock to a non-affiliate of the holder in a permissible transfer. A “permissible transfer” in this context is a transfer by the holder of non-voting common stock (i) to the Company; (ii) in a widely distributed public offering of common stock or non-voting common stock; (iii) that is part of an offering that is not a widely distributed public offering of common stock or non-voting common stock but is one in which no one transferee acquires the rights to receive 2% or more of any class of voting securities; (iv) that is part of a transfer of common stock non-voting common stock to an underwriter for the purpose of conducting a widely distributed public offering; (v) to a transferee that controls more than 50% of the voting securities of the Company without giving effect to such transfer; or (vi) that is part of a transaction approved by the Federal Reserve. For more information on the non-voting common stock, see “Description of our Capital Stock—Non-Voting Common Stock” beginning on page 30.

Changes to our Management Team and Board of Directors. Effective as of the closing of the Private Placement, the boards of directors of the Company and the Bank appointed Jan H. Hollar as the chief executive officer and a director of the Company and the Bank. Ms. Hollar brings extensive banking expertise to the Company and the Bank from her 38 years of experience in the financial services industry, having most recently served as executive vice president and chief financial officer of Yadkin Financial Corporation and Yadkin Bank (together, “Yadkin”) in Statesville, North Carolina from September 2009 until July 2014. Ms. Hollar had been hired by Yadkin in 2009 as part of the executive management team that was brought in to address the challenges facing Yadkin as a result of the Great Recession. Yadkin’s management team engineered a significant turn-around in Yadkin’s operations and executed a number of key strategic measures to position the company and the bank for future growth, including raising a significant amount of capital from institutional investors, redeeming or exchanging all of Yadkin’s outstanding TARP preferred stock, and cleaning up the balance sheet through the disposition of troubled assets. The board of directors believes that Ms. Hollar’s experience with the turnaround at Yadkin makes her well qualified to lead the recapitalized Company and Bank. Effective as of the closing of the Private Placement, James R. Clarkson retired as the Company’s and the Bank’s president and chief executive officer; however, Mr. Clarkson agreed to stay on with the Company and the Bank as a non-executive employee on a temporary basis to assist Ms. Hollar with transition matters. Mr. Clarkson terminated his employment with the Company and the Bank effective as of June 30, 2016.

Effective as of February 26, 2016, W. Jack McElveen, Jr. was appointed as chief credit officer of the Bank, to replace Glenn R. Bullard, who retired from his position as the Company’s and the Bank’s senior executive vice president and chief credit officer. Mr. McElveen brings extensive banking expertise to the Bank from his 30 years of experience in the financial services industry. Most recently, Mr. McElveen previously served as chief credit officer of the The Palmetto Bank in Greenville, South Carolina from July 2009 to August 2015.

Effective as of May 12, 2016, J. Rick Patterson was appointed as executive vice president and chief operating officer of the Bank. Mr. Patterson brings extensive banking expertise to the Bank from his 36 years of experience in the financial services industry. Most notably, Mr. Patterson served as chief banking officer of Yadkin Bank from August 2011 to July 2014.

Effective as of July 1, 2016, Jennifer W. Harris was appointed as senior vice president and chief financial officer of the Company and the Bank. Ms. Harris brings extensive financial and accounting expertise to the Company and the Bank from her 18 years of experience in the financial services industry. The Company terminated the employment of Edward L. Loehr, Jr., the Company’s and the Bank’s former chief financial officer, effective July 31, 2016.

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In connection with the Private Placement, Castle Creek, RMB Capital Management, LLC (“RMB”), EJF Sidecar Fund, Series LLC – Series E (“EJF”) and Strategic Value Investors, LP (“SVI”) entered into side letter agreements with the Company, pursuant to which (i) each of Castle Creek and RMB is entitled to have one representative appointed to the Company’s board of directors, and (ii) each of EJF and SVI is entitled to have one representative attend all meetings of the Company’s board of directors as a nonvoting observer, in each case for so long as these entities, together with its respective affiliates, owns, in the aggregate, 5% or more of all of the outstanding shares of our common stock (or, with respect to Castle Creek and RMB, 50% or more of their respective purchased shares). Prior regulatory approval must be obtained prior to the appointment of any new director becoming effective. Following the receipt of regulatory approval, on May 26, 2016, the Company’s and Bank’s boards of directors appointed John T. Pietrzak, the appointed representative of Castle Creek, as a member of the respective boards of directors effective immediately. In addition, the Company’s board of directors nominated James C. Nesbitt, the appointed representative of RMB, as a member of the board of directors effective subject to the receipt of regulatory and shareholder approval. Messrs. Pietrzak and Nesbitt were elected to the Company’s board of directors by the Company’s shareholders at the 2016 Annual Meeting of Shareholders, following receipt of regulatory approval for Mr. Nesbitt. Mr. Nesbitt was also appointed to the board of directors of the Bank on July 28, 2016, following receipt of regulatory approval. Neither EJF nor SVI has appointed a representative to the Company’s board of directors as of the date of this prospectus. Following the 2016 Annual Meeting of Shareholders, the Company has seven directors.

Series T Preferred Stock and Trust Preferred Securities Repurchases and Subordinated Debt Settlement. On April 11, 2016, immediately following the closing of the Private Placement, we repurchased all 12,895 shares of our outstanding fixed rate cumulative perpetual preferred stock, Series T, from the United States Treasury for $128,950 in cash. The Series T preferred stock was originally issued to the United States Treasury under the TARP Capital Purchase Program. The United States Treasury also canceled its warrant to purchase 91,714 shares of the Company’s common stock, which had an exercise price of $21.09 per share. The redemption gain realized on this settlement was approximately $13.8 million.

Also on April 11, 2016, immediately following the closing of the Private Placement, we repurchased all of our outstanding floating rate trust preferred securities issued to Alesco Preferred Funding VI LTD through our subsidiary, HCSB Financial Trust I, for $600,000 in cash, plus reimbursement of up to $25,000 in legal expenses. The redemption gain realized on this settlement was approximately $6.3 million.

Effective as of September 16, 2015, the Company, the Bank, and certain other defendants entered into a class action settlement agreement in potential settlement of the putative class action lawsuit initiated by three holders of the Company’s subordinated promissory notes, on behalf of themselves and as representatives of a class of similarly situated purchasers of the Company’s subordinated promissory notes, with respect to alleged wrongful conduct associated with purchases of the subordinated promissory notes, including fraud, violation of state securities statutes, and negligence. On March 2, 2016, the Court of Common Pleas for the Fifteenth Judicial District, State of South Carolina, County of Horry entered a final order of approval approving the class action settlement agreement. Immediately following the closing of the Private Placement on April 11, 2016, pursuant to the terms of the class action settlement agreement, the Company established a settlement fund of approximately $2.4 million, which represented 20% of the principal of subordinated promissory notes issued by the Company. The settlement fund was used to redeem the subordinated promissory notes held by class members. Also on April 11, 2016, the Company settled, pursuant to previously executed binding settlement agreements, with all subordinated promissory note holders who opted out of the class action settlement. These settlements, including the class action settlement, constituted the full satisfaction of the principal and interest owed on, and required the immediate dismissal of all pending litigation related to, the respective subordinated promissory notes. In each case, the Company and the Bank also obtained a full and complete release of all claims asserted or that could have been asserted with respect to the subordinated promissory notes.

In aggregate, after taking into account the discounted repurchase or redemption prices for the Series T preferred stock, the trust preferred securities and the subordinated promissory notes, each as described above, as well as the forgiveness of accrued and deferred interest, legal fees, amounts paid in settlement of litigation, income taxes, and other expenses incurred in connection with these transactions, the Company recognized a gain, net of income taxes, of approximately $31.3 million on these transactions on a pro forma basis as of March 31, 2016.

Follow-On Offering. On June 30, 2016, the Company completed a public offering of 14,167,600 shares of common stock at $0.10 per share for aggregate cash proceeds of approximately $1.4 million (the “Follow-On Offering”). The Follow-On Offering was conducted primarily to provide the Company’s legacy shareholders, employees and others in its community with an opportunity to invest in the Company at the same offering price of $0.10 per share that the Company offered to the investors in the Private Placement. The offering period ended at 5:00 p.m., Eastern Standard time, on June 30, 2016. The proceeds were used for general corporate and operational purposes.

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Bulk Asset Sale. On July 7, 2016, the Company sold $4.3 million of nonaccrual loans and $270 thousand of other real estate owned (“OREO”). The loans and OREO were recorded at fair value as of June 30, 2016 which was equal to the sales contract value and, therefore, resulted in no gain or loss. See Note 4 to our Financial Statements for included in our Quarterly Report on Form 10-Q for the period ended September 30, 2016 for additional information on the bulk asset sale.

Regulatory Developments. On February 10, 2011, the Bank entered into a Consent Order with the FDIC and the South Carolina Board of Financial Institutions (the “State Board”). The Consent Order conveyed specific actions needed to address the Bank’s current financial condition, primarily related to capital planning, liquidity/funds management, policy and planning issues, management oversight, loan concentrations and classifications, and non-performing loans. On October 26, 2016, the Bank received notification that the Consent Order was terminated by the FDIC and the State Board and was replaced with certain regulatory requirements and restrictions, including requirements to continue to improve credit quality and earnings, restriction prohibiting dividend payments without prior approval from the supervisory authorities, and the maintenance of a specified leverage capital ratio. As of September 30, 2016, we believe the Bank is in substantial compliance with the new requirements and restrictions set forth by the supervisory authorities.

On May 9, 2011, the Company entered into a Written Agreement (the “Written Agreement”) with the Federal Reserve Bank of Richmond. The Written Agreement is designed to enhance the Company’s ability to act as a source of strength to the Bank and contains provisions similar to those in the Consent Order. We believe we are currently in substantial compliance with the Written Agreement. See Note 2 to our Financial Statements included in our Quarterly Report on Form 10-Q for the period ended September 30, 2016 for more discussion of the Written Agreement.

In addition, the Federal Reserve Bank of Richmond informed the Company that it was required to contribute approximately $1.8 million to the Bank as soon as the Company had the funds available to do so for repayment of a two loans deemed made from the Bank to the Company in such amount. The Bank was a general unsecured creditor of the Company with respect to this amount. The Company made this payment to the Bank shortly following the closing of the Private Placement.

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The Offering

The following summary of the offering contains basic information about the offering and the shares of common stock and non-voting common stock and is not intended to be complete. It does not contain all the information that is important to an investment decision. For a more complete description of the shares, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Securities we are offering	None.

Maximum number of shares of common stock offered by the Selling Shareholders	359,468,443 shares of common stock and 90,531,557 shares of common stock issuable upon conversion of the non-voting common stock. See “Convertibility of the Non-Voting Common Stock into our Common Stock” below.

Maximum number of shares of non-voting common stock offered by the Selling Shareholders	90,531,557 shares of non-voting common stock.

Selling shareholders	See “Selling Shareholders” beginning on page 20.

Shares outstanding as of November 4, 2016	405,232,338 shares of common stock and 90,531,557 shares of non-voting common stock.

Convertibility of the non-voting common stock into our common stock

A holder of non-voting common stock may convert, or upon the written request of the Company shall convert, shares of non-voting common stock into shares of our common stock at any time or from time to time, provided that upon such conversion the holder, together with all affiliates of the holder, will not own or control in the aggregate more than 9.9% of the common stock (or of any class of voting securities issued by the Company), excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder of voting securities of the Company. In any such conversion, each share of non-voting common stock will convert initially into one share of common stock, subject to adjustment as provided in the terms of the non-voting common stock.

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Each share of non-voting common stock will automatically convert into one share of common stock, without any further action on the part of any holder, subject to adjustment as provided in the terms of the non-voting common stock, on the date a holder of non-voting common stock transfers any shares of non-voting common stock to a non-affiliate of the holder in a Non-Voting Common Stock Permissible Transfer. A “Non-Voting Common Stock Permissible Transfer” means a transfer by the holder of non-voting common stock (i) to the Company; (ii) in a widely distributed public offering of common stock or non-voting common stock; (iii) that is part of an offering that is not a widely distributed public offering of common stock or non-voting common stock but is one in which no one transferee (or group of associated transferees) acquires the rights to receive 2% or more of any class of the voting securities of the Company then outstanding (including pursuant to a related series of transfers); (iv) that is part of a transfer of common stock or non-voting common stock to an underwriter for the purpose of conducting a widely distributed public offering; (v) to a transferee that controls more than 50% of the voting securities of the Company without giving effect to such transfer; or (vi) that is part of a transaction approved by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Selling Shareholders include certain members of management. See the “Use of Proceeds” section of this prospectus for more information.

OTCQB trading symbol

Our common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “HCFB”. The average daily trading volume for our common stock is less than larger financial institutions. Due to its relatively small trading volume, it may be difficult for holders to resell their shares of common stock at prices they find attractive, or at all. See “Market for Our Common Stock and Non-Voting Common Stock and Dividend Policy” on page 28.

The non-voting common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we do not intend to seek such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of the non-voting common stock for listing.

Risk factors

An investment in our securities is subject to risks. You should read the “Risk Factors” beginning on page 7, as well as other cautionary statements throughout or incorporated by reference in this prospectus, before investing in our securities.

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Risk Factors

An investment in our securities, whether common stock or non-voting common stock, involves risks. In evaluating an investment in our securities, you should consider carefully the risks described below, which discuss the most significant factors that affect an investment in our securities, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2015, and the risks we have highlighted in other sections of this prospectus. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. If this were to happen, the value of our securities could decline, and if you invest in our securities, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in our securities, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Related to Our Business

We are subject to a Written Agreement that require us to take certain actions and limit the actions we can take.

On May 9, 2011, the Company entered into a Written Agreement with the Federal Reserve Bank of Richmond. The Written Agreement is designed to enhance the Company’s ability to act as a source of strength to the Bank and contains provisions similar to those in the Bank’s recently terminated Consent Order.

Following the closing of the Private Placement, the Series T preferred stock and trust preferred securities repurchases and the subordinated promissory notes redemption, we believe that we are in substantial compliance with all of the terms of the Written Agreement. Until this time, we will be subject to limits on our growth and on hiring additional personnel.

If our nonperforming assets increase, our earnings will be adversely affected.

At September 30, 2016, our nonperforming assets (which consist of nonaccruing loans, loans 90 days or more past due, and other real estate owned) totaled $5.0 million, or 1.30% of total assets. At December 31, 2015, our nonperforming assets were $22.4 million, or 6.19% of total assets. Our nonperforming assets adversely affect our net income in various ways:

•	We do not record interest income on nonaccrual loans or real estate owned.
•	We must provide for probable loan losses through a current period charge to the provision for loan losses.
•	Noninterest expense increases when we must write down the value of properties in our other real estate owned portfolio to reflect declining market values.
•	There are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees related to other real estate owned.
•	The resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our results of operations.

We have sustained losses from a decline in credit quality and may see further losses.

Our ability to generate earnings is significantly affected by our ability to properly originate, underwrite and service loans. In recent years we sustained historically abnormal losses primarily because borrowers, guarantors or related parties failed to perform in accordance with the terms of their loans and we failed to detect or respond to deterioration in asset quality in a timely manner. We could sustain additional future losses for these same reasons. Further problems with credit quality or asset quality could cause our interest income and net interest margin to further decrease, which could adversely affect our business, financial condition and results of operations. Although we believe credit quality indicators continue to show signs of stabilization, deterioration in the coastal South Carolina real estate market as a whole may cause management to adjust its opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses, which could also adversely affect our business, financial condition, and results of operations.

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A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of September 30, 2016, approximately 81% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. Deterioration of the real estate market in our market areas, and particularly in our Myrtle Beach market area, could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, each of which may be exacerbated by global climate change and may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

We have a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect our business, financial condition, and results of operations.

As of September 30, 2016, we had approximately $97.5 million in loans outstanding to borrowers in which the collateral securing the loan was commercial real estate, representing approximately 47% of our total loans outstanding as of that date. Approximately 32% of this real estate are owner-occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

If our allowance for loan losses is not sufficient to cover actual loan losses, or if credit delinquencies increase, our losses could increase.

Our success depends, to a significant extent, on the quality of our assets, particularly loans. Like other financial institutions, we face the risk that our customers will not repay their loans, that the collateral securing the payment of those loans may be insufficient to assure repayment, and that we may be unsuccessful in recovering the remaining loan balances. The risk of loss varies with, among other things, general economic conditions, the type of loan, the creditworthiness of the borrower over the term of the loan and, for many of our loans, the value of the real estate and other assets serving as collateral. Management makes various assumptions and judgments about the collectability of our loan portfolio after considering these and other factors. Based in part on those assumptions and judgments, we maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we also rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, delinquencies and nonaccruals, national and local economic conditions and other pertinent information, including the results of external loan reviews. Despite our efforts, our loan assessment techniques may fail to properly account for potential loan losses, and, as a result, our established loan loss reserves may prove insufficient. If we are unable to generate income to compensate for these losses, they could have a material adverse effect on our operating results.

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In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance and may increase our cost of funds. As of September 30, 2016, we had 15 loans on nonaccrual status totaling approximately $931 thousand, and our allowance for loan loss was $4.7 million. A provision for loan losses of $5.0 million was recognized for the first nine months of 2016. For the year ended December 31, 2015, a provision for loan losses was not expensed. Our current and future allowances for loan losses may not be adequate to cover future loan losses given current and future market conditions.

A percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers to take certain steps that vary depending on the type and amount of the loan, prior to closing a loan. These steps include, among other things, making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as “exceptions.” We categorize exceptions as policy exceptions, financial statement exceptions and collateral exceptions. As a result of these exceptions, such loans may have a higher risk of loan loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice. Although we have taken steps to enhance the quality of our loan portfolio, we may not be successful in reducing the number of exceptions.

Liquidity risks could affect operations and jeopardize our financial condition.

The goal of liquidity management is to ensure that we can meet customer loan requests, customer deposit maturities and withdrawals, and other cash commitments under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this goal, our asset/liability committee establishes liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding sources.

Liquidity is essential to our business. An inability to raise funds through traditional deposits, borrowings, the sale of securities or loans, issuance of additional equity securities, and other sources could have a substantial negative impact on our liquidity. Our access to funding sources in amounts adequate to finance our activities and with terms acceptable to us could be impaired by factors that impact us specifically or the financial services industry in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, the change in our status from well-capitalized to significantly undercapitalized, or regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as the current disruption in the financial markets and negative views and expectations about the prospects for the financial services industry as a result of the continuing turmoil and deterioration in the credit markets.

Traditionally, the primary sources of funds of our Bank have been customer deposits and loan repayments. As of September 30, 2016, we had no brokered deposits. We may need to find other sources of liquidity such as proceeds from Federal Home Loan Bank (the “FHLB”) advances and QwickRate CDs obtained via the Internet. The Bank’s credit risk rating at the FHLB has been negatively impacted, resulting in more restrictive borrowing requirements. Also, as of September 30, 2016, the Company has no approved federal funds lines of credit available from any correspondent bank.

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We actively monitor the depository institutions that hold our due from banks cash balances. We cannot provide assurances that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets. Our emphasis is primarily on safety of principal, and we diversify cash and due from banks among counterparties to minimize exposure relating to any one of these entities. We routinely review the financials of our counterparties as part of our risk management process. Balances in our accounts with financial institutions in the U.S. may exceed the FDIC insurance limits. While we monitor and adjust the balances in our accounts as appropriate, these balances could be impacted if the correspondent financial institutions fail.

There can be no assurance that our sources of funds will be adequate for our liquidity needs, and we may be compelled to seek additional sources of financing in the future. Specifically, we may seek additional debt in the future to achieve our business objectives. There can be no assurance that additional borrowings, if sought, would be available to us or, if available, would be on favorable terms. Bank and holding company stock prices have been negatively impacted by the recent adverse economic conditions, as has the ability of banks and holding companies to raise capital or borrow in the debt markets. If additional financing sources are unavailable or not available on reasonable terms, our business, financial condition, results of operations, cash flows, and future prospects could be materially adversely impacted.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Although we cannot predict what the insurance assessment rates will be in the future, either a deterioration in our tangible equity capital or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We are dependent on key individuals and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

We depend on a limited number of key management personnel, including Jan H. Hollar who was appointed as our chief executive officer effective as of the closing of the Private Placement. In addition, our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. The loss of key personnel could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. As a result, our board of directors may have to search outside of the bank for qualified permanent replacements. This search may be prolonged, and we cannot provide assurance that we would be able to locate and hire qualified replacements.

We are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our Bank.

We are subject to Federal Reserve regulation. Our Bank is subject to extensive regulation, supervision, and examination by our primary federal regulator, the FDIC, the regulating authority that insures customer deposits, as well as the State Board. Also, as a member of the FHLB, our Bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. Our Bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against our Bank under these laws could have a material adverse effect on our results of operations.

New capital rules that were recently issued generally require insured depository institutions and certain holding companies to hold more capital. The impact of the new rules on our financial condition and operations is uncertain but could be materially adverse.

In July 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by Basel III and certain provisions of the Dodd-Frank Act. Bank holding companies with less than $1 billion million in total consolidated assets, such as the Company, are not subject to the final rule, nor are savings and loan holding companies substantially engaged in commercial activities or insurance underwriting. The requirements in the rule began to phase in on January 1, 2015 for covered banking organizations such as the Bank. The requirements in the rule will be fully phased in by January 1, 2019.

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The rule includes certain new and higher risk-based capital and leverage requirements than those currently in place. Specifically, the following minimum capital requirements apply to the Bank:

•	a new common equity Tier 1 risk-based capital ratio of 4.5%;
•	a Tier 1 risk-based capital ratio of 6% (increased from the former 4% requirement);
•	a total risk-based capital ratio of 8% (unchanged from the former requirement); and
•	a leverage ratio of 4% (also unchanged from the former requirement).

Under the rule, Tier 1 capital is redefined to include two components: Common Equity Tier 1 capital and additional Tier 1 capital. The new and highest form of capital, Common Equity Tier 1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital includes other perpetual instruments historically included in Tier 1 capital, such as noncumulative perpetual preferred stock. Tier 2 capital consists of instruments that currently qualify in Tier 2 capital plus instruments that the rule has disqualified from Tier 1 capital treatment. Cumulative perpetual preferred stock, formerly includable in Tier 1 capital, is now included only in Tier 2 capital. Accumulated other comprehensive income (AOCI) is presumptively included in Common Equity Tier 1 capital and often would operate to reduce this category of capital. The rule provided a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. We made this opt-out election and, as a result, will retain the pre-existing treatment for AOCI.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a “capital conservation buffer” on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three measurements (Common Equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer will be phased in incrementally over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets. As of January 1, 2016, we are required to hold a capital conservation buffer of 0.625%, increasing by that amount each successive year until 2019.

In general, the rules have had the effect of increasing capital requirements by increasing the risk weights on certain assets, including high volatility commercial real estate, certain loans past due 90 days or more or in nonaccrual status, mortgage servicing rights not includable in Common Equity Tier 1 capital, equity exposures, and claims on securities firms, that are used in the denominator of the three risk-based capital ratios.

In addition, in the current economic and regulatory environment, bank regulators may impose capital requirements that are more stringent than those required by applicable existing regulations. The application of more stringent capital requirements for us could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital or additional capital conservation buffers, could result in management modifying our business strategy and could limit our ability to make distributions, including paying dividends or buying back our shares.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious reputational consequences for us.

The BSA, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (which we refer to as the “Patriot Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the BSA, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the OFAC. Federal and state bank regulators also have begun to focus on compliance with BSA and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations.

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Consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. Loans with certain terms and conditions and that otherwise meet the definition of a “qualified mortgage” may be protected from liability to a borrower for failing to make the necessary determinations. In either case, we may find it necessary to tighten our mortgage loan underwriting standards in response to the CFPB rules, which may constrain our ability to make loans consistent with our business strategies. It is our policy not to make predatory loans and to determine borrowers’ ability to repay, but the law and related rules create the potential for increased liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

Failure to comply with government regulation and supervision could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation.

Our operations are subject to extensive regulation by federal, state, and local governmental authorities. Given the current disruption in the financial markets, we expect that the government will continue to pass new regulations and laws that will impact us. Compliance with such regulations may increase our costs and limit our ability to pursue business opportunities. Failure to comply with laws, regulations, and policies could result in sanctions by regulatory agencies, civil money penalties, and damage to our reputation. While we have policies and procedures in place that are designed to prevent violations of these laws, regulations, and policies, there can be no assurance that such violations will not occur.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the Bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the Bank. Any such losses could have a material adverse effect on our financial condition and results of operations.

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We could experience a loss due to competition with other financial institutions.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us. The financial services industry has and is experiencing an ongoing trend towards consolidation in which fewer large national and regional banks and other financial institutions are replacing many smaller and more local banks. These larger banks and other financial institutions hold a large accumulation of assets and have significantly greater resources and a wider geographic presence or greater accessibility. In some instances, these larger entities operate without the traditional brick and mortar facilities that restrict geographic presence. Some competitors are able to offer more services, more favorable pricing or greater customer convenience than the Company. In addition, competition has increased from new banks and other financial services providers that target our existing or potential customers. As consolidation continues among large banks, we expect other smaller institutions to try to compete in the markets we serve. If we are unable to remain competitive, our financial condition and results of operations will be adversely affected.

If we are unable to implement, maintain and use technologies effectively, our financial condition and results of operations will be adversely affected.

Technological developments have allowed competitors, including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers. If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve cost-efficiencies necessary to compete in the industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to accounting principles generally accepted in the United States of America (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

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The accuracy of our financial statements and related disclosures could be affected because we are exposed to conditions or assumptions different from the judgments, assumptions or estimates used in our critical accounting policies.

The preparation of financial statements and related disclosure in conformity with GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, included in this document, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that are considered “critical” by us because they require judgments, assumptions and estimates that materially impact our consolidated financial statements and related disclosures. As a result, if future events differ significantly from the judgments, assumptions and estimates in our critical accounting policies, such events or assumptions could have a material impact on our audited consolidated financial statements and related disclosures.

A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our customers’ devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers’ or other third parties’ confidential information. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, or vendors that provide service or security solutions for our operations, and other unaffiliated third parties, including the South Carolina Department of Revenue, which had customer records exposed in a 2012 cyber attack, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition.

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Negative public opinion surrounding our Company and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Company and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

The downgrade of the U.S. credit rating could negatively impact our business, results of operations and financial condition.

In August 2011, Standard & Poor’s Ratings Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+”. If the U.S. debt ceiling, budget deficit or debt concerns, domestic or international economic or political concerns, or other factors were to result in further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness, it could adversely affect the U.S. and global financial markets and economic conditions. A downgrade of the U.S. government’s credit rating or any failure by the U.S. government to satisfy its debt obligations could create financial turmoil and uncertainty, which could weigh heavily on the global banking system. It is possible that any such impact could have a material adverse effect on our business, results of operations and financial condition.

Given the geographic concentration of our operations, we could be significantly affected by any hurricane that affects coastal South Carolina.

Our loan portfolio consists predominantly of loans to persons and businesses located in coastal South Carolina. The collateral for many of our loans consists of real and personal property located in this area, which is susceptible to hurricanes that can cause extensive damage to the general region. Disaster conditions resulting from any hurricane that hits in this area would adversely affect the local economies and real estate markets, which could negatively impact our business. Adverse economic conditions resulting from such a disaster could also negatively affect the ability of our customers to repay their loans and could reduce the value of the collateral securing these loans. Furthermore, damage resulting from any hurricane could also result in continued economic uncertainty that could negatively impact businesses in those areas. Consequently, our ability to continue to originate loans may be impaired by adverse changes in local and regional economic conditions in this area following any hurricane.

Risks Related to our Securities

An investment in the Company involves a high degree of risk.

An investment in the Company is speculative and involves a high degree of risk, including the loss of your entire investment in the Company. There is no guaranteed rate of return on your investment, and there is no assurance that you will be able to resell your shares for the amount you paid for them or for any other amount. You should not invest in the Company unless you can afford to lose your entire investment.

We may lose a significant portion of our net operating loss carry-forwards.

As of September 30, 2016, we had a material amount of net operating loss carry-forwards for federal and state income tax purposes which, generally, can be used to reduce future taxable income. Although we have established a valuation allowance against 100% of our deferred tax assets, these net operating loss carry-forwards would still be available to reduce future taxable income. However, our use of our net operating loss carry-forwards would be limited under Section 382 of the Internal Revenue Code if we were to undergo a change in ownership under Internal Revenue Service rules of more than 50% of our capital stock over a three-year period. These complex change of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of our stock, including those arising from new stock issuances and other equity transactions. If we experience an ownership change, the resulting annual limit on the use of our net operating loss carry-forwards could result in a meaningful increase in our federal and state income tax liability in future years.

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Offerings of our securities and other potential capital strategies could dilute your investment or otherwise affect your rights as a shareholder.

On April 11, 2016, we closed the Private Placement with the Selling Shareholders for shares of our common stock and Series A preferred stock, raising cash proceeds of approximately $45 million. In addition, on June 30, 2016, we closed the Follow-On Offering with our legacy shareholders, employees and others in our community for shares of our common stock, raising cash proceeds of approximately $1.4 million. In the future, we may seek to raise additional capital through offerings of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Under our Articles of Incorporation, we have additional authorized shares of common stock that we can issue from time to time at the discretion of our board of directors, without further action by shareholders, except where shareholder approval is required by applicable law. The issuance of any additional shares of common stock or securities convertible into common stock in a subsequent offering could be substantially dilutive to holders of our common stock. In addition, under our Articles of Incorporation, we can authorize and issue additional shares of our preferred stock, in one or more series the terms of which would be determined by our board of directors without shareholder approval, unless such approval is required by applicable law. The market price of our common stock could decline as a result of future sales of our securities or the perception that such sales could occur.

New investors, particularly with respect to newly authorized series of preferred stock, also may have rights, preferences, and privileges that are senior to, and that could adversely affect, our then current shareholders. For example, a new series of preferred stock could rank senior to shares of our common stock. As a result, we could be required to make any dividend payments on such preferred stock before any dividends can be paid on our common stock, and in the event of our bankruptcy, dissolution, or liquidation, we may have to pay the holders of this new series of preferred stock in full prior to any distributions being made to the holders of our common stock.

We cannot predict or estimate the amount, timing, or nature of our future securities offerings or other capital initiatives. Thus, our shareholders bear the risk of our future offerings diluting their stock holdings, adversely affecting their rights as shareholders, and/or reducing the market price of our common stock.

Approximately 37.98% of our outstanding shares of common stock is owned by four shareholders whose interests could conflict with those of our other shareholders.

Castle Creek, RMB, EJF and SVI own approximately 9.90%, 9.90%, 9.90% and 8.28%, respectively, of our outstanding shares of common stock as of November 4, 2016. Further, in connection with the Private Placement, Castle Creek and RMB each appointed one representative to the Company’s board of directors and EJF and SVI each have the right to appoint one representative to attend meetings of the Company’s board of directors as a nonvoting observer, in each case for so long as these entities, together with its respective affiliates, owns, in the aggregate, 5% or more of all of the outstanding shares of our common stock (or, with respect to Castle Creek and RMB, 50% or more of their respective purchased shares). As a result, Castle Creek and RMB will be able to exercise significant influence over our corporate policy and business strategy and each of the shareholders will be able to exercise significant influence on our business as shareholders, including influence over election of our board of directors and the authorization of other corporate actions requiring shareholder approval. In deciding on how to vote on certain proposals, our shareholders should be aware that any of these shareholders may have interests that are different from, or in addition to, the interests of our other shareholders.

If the proceeds from the Private Placement and the Follow-On Offering are not sufficient to satisfy our capital and liquidity needs or to satisfy changing regulatory requirements, we may need even more capital and could be subject to further regulatory restrictions, either of which could significantly adversely affect us and the trading price of our stock.

The proceeds from the Private Placement and the Follow-On Offering have been raised to, among other things, strengthen our common equity capital base. Despite this increase in our capital base, if the proceeds from the Private Placement and the Follow-On Offering are not sufficient, or if economic conditions continue to be difficult or worsen or fail to improve in a timely manner, or if there is further deterioration in economic conditions in the nation as a whole or in the markets we serve, particularly in the residential and commercial real estate markets, we may need to raise significant additional capital. Factors affecting whether we would need to raise additional capital include, among others, changing requirements of regulators, further decline in loan collateral values, additional provisions for loan losses and loan charge-offs, and other risks discussed in this “Risk Factors” section. If we were to need to raise additional capital, there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. In addition, any such additional capital raised may be significantly dilutive to our existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to our common stock.

16

We are currently prohibited from paying cash dividends, and we may be unable to pay future dividends even if we desire to do so.

Our ability to pay cash dividends is limited by our Bank’s ability to pay cash dividends to our Company and by our need to maintain sufficient capital to support our operations. The Bank is currently prohibited from paying dividends to the Company without the prior approval of the FDIC and the State Board. Further, the Bank currently has negative retained earnings due to losses incurred over the past few years and therefore would be unable to pay cash dividends, regardless of the restrictions imposed by the FDIC. In addition, our Company also has negative retained earnings and is prohibited from paying dividends without the prior approval of the Federal Reserve Bank of Richmond. Consequently, we do not anticipate paying cash dividends on shares of our common stock or our non-voting common stock in the foreseeable future.

There is currently no active public trading market for our common stock or our non-voting common stock.

Our common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “HCFB”. Although our common stock is quoted on the OTCQB, there is currently no active public trading market of our common stock and the market price of our common stock may be difficult to ascertain. Our non-voting common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we do not intend to seek such listing. Further, in the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of the non-voting common stock for listing. As a result, investors in our securities may not be able to resell their shares at or above the purchase price paid by them or may not be able to resell them at all.

Our common stock and non-voting common stock are equity securities and, therefore, are subordinate to our indebtedness, as well as to senior preferred stock.

Our common stock and non-voting common stock are equity interests and do not constitute indebtedness of the Company. Consequently, our common stock and non-voting common stock rank junior to all future indebtedness of the Company and other non-equity claims against us with respect to assets available to satisfy claims against us, including in the event of our liquidation or dissolution. We may, and the Bank and our other subsidiaries may also, incur indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

Further, holders of our common stock and non-voting common stock are subject to the prior dividend and liquidation rights of any holders of any class or series of capital stock of the Company the terms of which expressly provide that such class or series will rank senior to the common stock or non-voting common stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company that may be outstanding from time to time. Our board of directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our shareholders. If we issue preferred shares in the future that have a preference over our common stock and non-voting common stock with respect to the payment of dividends or distributions upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of our common stock, then the rights of holders of our common stock and non-voting common stock could be adversely affected. Further, the market price of our common stock and, to the extent a trading market exists, the market price of our non-voting common stock could be adversely affected.

Our non-voting common stock has no voting rights.

The holders of our non-voting common stock will not have any voting rights, except as may otherwise from time to time be required by law.

The sale of the shares of common stock and non-voting common stock registered in this offering may cause the market price of our common stock to decline.

The shares registered in this offering will be freely tradable upon effectiveness of the registration statement relating to this offering. The sale of a significant amount of shares registered in this offering (whether common stock or non-voting common stock) at any given time could cause the trading price of our common stock to decline and be highly volatile.

Shares of our common stock and non-voting common stock are not insured bank deposits and are subject to market risk.

Our shares of common stock and non-voting common stock are not deposits, savings accounts or other obligations of us, our Bank or any other depository institution; are not guaranteed by us or any other entity; and are not insured by the FDIC or any other governmental agency.

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Use of Proceeds

All of the shares of common stock and non-voting common stock covered by this prospectus are being sold by the Selling Shareholders. See “Selling Shareholders” on page 20. We will not receive any proceeds from these sales of shares of our common stock and non-voting common stock.

The Selling Shareholders will pay all expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

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SELLING SHAREHOLDERS

When we refer to the “Selling Shareholders” in this prospectus we mean the persons listed in the table below. This prospectus covers the offer and sale by the Selling Shareholders of up to an aggregate of 359,468,443 shares of our common stock and 90,531,557 shares of our non-voting common stock. The following table sets forth to our knowledge, certain information about the Selling Shareholders as of November 4, 2016, based on information furnished to us by the Selling Shareholders. Each Selling Shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table. All of the shares of common stock and non-voting common stock being offered under this prospectus were acquired by the Selling Shareholders in connection with the Private Placement, as described above under the headings “Prospectus Summary—Recent Developments—Private Placement Transaction” and “Prospectus Summary—Recent Developments—Amendment to Our Articles of Incorporation.”

We do not know when or in what amounts the Selling Shareholders may offer shares for sale. It is possible that the Selling Shareholders will not sell any or all of the shares offered under this prospectus. Because the Selling Shareholders may offer all or some of the shares pursuant to this prospectus, and because we have been advised that there are currently no agreements, arrangements or understandings with respect to the sale of any such shares, we cannot estimate the number of shares that will be held by the Selling Shareholders after completion of the offering. For purposes of the table below, we have assumed that Selling Shareholders would sell all of the shares held by them and, therefore, would hold no shares following the offering and hold zero percentage of the shares following the offering, other than shares of common stock that certain Selling Shareholders informed us they acquired independently of the Private Placement and are not included for resale in this offering. Each Selling Shareholder has requested that their full allotment of shares be registered for resale in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. The information set forth below is based on information provided by the Selling Shareholders. Except as set forth below under “-Board Representation and Board Observer Rights of Certain Selling Shareholders,” positions held by certain investors participating in the Private Placement as indicated in the footnotes below, and other than with respect to acquisition of the shares from us, none of the Selling Shareholders has, or within the past three years has had, any position, office or other material relationship with us. Except as noted in the footnotes below, none of the Selling Shareholders are broker-dealers or affiliated with broker-dealers. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock and non-voting common stock shown as beneficially owned by them. Since the date each of the Selling Shareholders provided information regarding its ownership of the shares, it may have sold, transferred, or otherwise disposed of all or a portion of its shares in transactions exempt from the registration requirements of the Securities Act. Information concerning the Selling Shareholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

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Common Stock and Non-Voting Common Stock

Name of Selling Shareholder	Shares of Common Stock owned pre- offering(1)(2)	Shares of Non-Voting Common Stock beneficially owned pre- offering(1)	Maximum shares of Common Stock to be offered	Maximum shares of Non-Voting Common Stock to be offered	Shares of Common Stock owned Post Offering(3)(4)	Shares of Non-Voting Common Stock Owned Post Offering(3)	Percentage of Outstanding Common Stock Owned After Offering(5)
Castle Creek Capital Partners VI, LP(6)	35,968,163	74,031,837	35,968,163	74,031,837	—	—	0.0%
EJF Sidecar Fund, LLC – Series E(7)	35,968,163	8,031,837	35,968,163	8,031,837	—	—	0.0%
Mendon Capital Master Fund, Ltd.(8)	35,968,163	4,031,837	35,968,163	4,031,837	—	—	0.0%
Strategic Value Investors LP(9)	30,100,000	—	30,100,000	—	—	—	0.0%
Stieven Financial Investors, L.P.(10)	18,482,392	—	18,482,392	—	—	—	0.0%
Stieven Financial Offshore Investors, Ltd.(10)	3,756,078	—	3,756,078	—	—	—	0.0%
TFO Financial Institutions Restructuring Fund III, LLC(11)	22,238,470	—	22,238,470	—	—	—	0.0%
Manulife Asset Management(12)	22,238,470	—	22,238,470	—	—	—	0.0%
Commerce Street Keefe Ventures Fund III, LP(13)	22,238,470	—	22,238,470	—	—	—	0.0%
Tricadia Capital Management(14)	17,802,424	4,436,046	17,802,424	4,436,046	—	—	0.0%
Banc Fund VII L.P.(15)	10,007,312	—	10,007,312	—	—	—	0.0%
Banc Fund IX L.P.(15)	12,231,158	—	12,231,158	—	—	—	0.0%
Ancora Catalyst Fund LP(16)	12,500,000	—	12,500,000	—	—	—	0.0%
Merlin Partners LP(16)	2,500,000	—	2,500,000	—	—	—	0.0%
United Community Banks, Inc.(17)	11,250,000	—	11,250,000	—	—	—	0.0%
Second First DeNovo, L.P.(18)	10,000,000	—	10,000,000	—	—	—	0.0%
Fullerton Capital Partners, LP(19)	10,000,000	—	10,000,000	—	—	—	0.0%
Francis Family Limited Partnership(20)	5,000,000	—	5,000,000	—	—	—	0.0%
Tiburon Opportunity Fund LP(21)	4,569,180	—	4,569,180	—	—	—	0.0%
Grey Owl Partners, LP(22)	3,000,000	—	3,000,000	—	—	—	0.0%
Bellus Partners, LP(23)	2,000,000	—	2,000,000	—	—	—	0.0%
David Eidelman	1,000,000	—	1,000,000	—	—	—	0.0%
James C. Nesbitt(24)	1,000,000	—	1,000,000	—	—	—	0.0%
Cultivate LLC(25)	500,000	—	500,000	—	—	—	0.0%
Kevin B. and Anne Marie Roth Revocable Trust(26)	500,000	—	500,000	—	—	—	0.0%
Clay D. Brittain, III(27)	1,500,000	—	1,500,000	—	—	—	0.0%
J. Matthew Brittain	1,500,000	—	1,500,000	—	—	—	0.0%
Dolphin Properties of MB, LLC(28)	1,500,000	—	1,500,000	—	—	—	0.0%
Anna B. LeMay	5,000,000	—	5,000,000	—	—	—	0.0%
Clayton McNeel and Mary McNeel JTWROS	5,000,000	—	5,000,000	—	—	—	0.0%
Janet Hunt Hollar, Wedbush Securities Inc. Cton IRA Rollover 01/24/16(29)	5,000,000	—	5,000,000	—	—	—	0.0%
J. Rick Patterson(30)	2,550,000	—	2,550,000	—	—	—	0.0%
Singleton Bailey(31)	2,000,000	—	2,000,000	—	—	—	0.0%
Michael S. Addy(32)	1,500,000	—	1,500,000	—	—	—	0.0%
TNB Financial Services FBO Jack McElveen IRA(33)	1,250,000	—	1,250,000	—	—	—	0.0%
Harry Spell	1,000,000	—	1,000,000	—	—	—	0.0%
Neil Grayson	500,000	—	500,000	—	—	—	0.0%
Tommie W. Grainger and Marilyn W. Grainger, JT TEN	250,000	—	250,000	—	—	—	0.0%
Gywn G. McCutchen	100,000	—	100,000	—	—	—	0.0%

Total	359,468,443	—	90,531,557	—	—	—	0.0%

(1) As of November 4, 2016.

(2) Assumes complete conversion of all non-voting common stock, and includes shares of common stock owned prior to the Private Placement.

(3) Assumes that each Selling Shareholder will sell all shares offered by it under this prospectus.

(4) Includes shares owned prior to the Private Placement, which shares are not being offered pursuant to this prospectus.

(5) This number represents the percentage of common stock to be owned by the Selling Shareholder after completion of the offering based on the number of shares of common stock outstanding on November 4, 2016, as adjusted to reflect the assumption that each share of non-voting common stock is converted into one share of common stock so that there will be an aggregate of 495,763,895 shares of common stock outstanding.

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(6) Castle Creek Capital VI LLC (“CCC VI”) is the sole general partner of Castle Creek Capital Partners VI, LP (“Castle Creek”). John M. Eggmeyer III, J. Mikesell Thomas, Mark G. Merlo and Mr. Pietrzak share voting and dispositive power over the shares beneficially owned by Castle Creek, due to the fact that each is a managing principal of CCC VI. CCC VI, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo, and Mr. Pietrzak each disclaim beneficial ownership of the shares, except to the extent of their respective pecuniary interest in Castle Creek. Prior to the completion of the Private Placement, Castle Creek had not, and none of its affiliates, officers, directors, or holders of 5% or more of its share capital has, held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the Private Placement, Castle Creek entered into a side letter agreement with the Company pursuant to which Castle Creek is entitled to have one representative appointed to the Company’s board of directors for so long as Castle Creek, together with its respective affiliates, owns, in the aggregate, either 50% or more of its purchased shares in the Private Placement or 5% of the common stock of the Company then outstanding. Following the receipt of regulatory approval, on May 26, 2016, the Company’s board of directors appointed John T. Pietrzak, the appointed representative of Castle Creek, as a member of the board of directors effective immediately. Mr. Pietrzak was also appointed to the board of directors of the Bank. On July 28, 2016, Mr. Pietrzak was re-elected to the Company’s board of directors by the Company’s shareholders at the 2016 Annual Meeting of Shareholders.

(7) EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Series E (“EJF”) and may be deemed to share beneficial ownership of the shares of which EJF is the record owner. Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares over which EJF Capital LLC may share beneficial ownership. EJF Capital LLC, Mr. Friedman and EJF share voting and dispositive power over the shares beneficially owned by EJF. EJF Capital LLC and Mr. Friedman each disclaim beneficial ownership of the shares, except to the extent of their respective pecuniary interest in EJF. Prior to the completion of the Private Placement, EJF had not, and none of its affiliates, officers, directors, or holders of 5% or more of its share capital has, held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the Private Placement, EJF entered into a side letter agreement with the Company pursuant to which EJF is entitled to have one representative attend all meetings of the Company’s board of directors as a nonvoting observer for so long as EJF, together with its affiliates, owns, in the aggregate, 5% or more of all of the outstanding shares of our common stock.

(8) Each of RMB Capital Management LLC (“RMB”), RMB Mendon Managers LLC (“RMB Mendon”), RMB Capital Holdings LLC (“RMB Holdings”) and Mendon Capital Advisors Corp. (“MCA”) is an investment advisor or management company affiliated with a group of investment funds that includes Mendon Capital Master Fund Ltd. (“MCMF”). The controlling member and manager of RMB is RMB Holdings. The investment manager of MCMF is RMB Mendon. The controlling members of RMB Mendon are RMB and MCA. By virtue of their affiliation with or control of MCMF, RMB Holdings, RMB, MCA and RMB Mendon may be deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares beneficially owned by MCMF. RMB Holdings, RMB, MCA and RMB Mendon each disclaim beneficial ownership of the shares, except to the extent of their respective pecuniary interest in MCMF. Prior to the completion of the Private Placement, RMB had not, and none of its affiliates, officers, directors, or holders of 5% or more of its share capital has, held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the Private Placement, RMB entered into a side letter agreement with the Company pursuant to which RMB is entitled to have one representative appointed to the Company’s board of directors for so long as RMB, together with its affiliates, owns, in the aggregate, either 50% or more of its purchased shares in the Private Placement or 5% of the common stock of the Company then outstanding. Following the receipt of regulatory approval, on July 28, 2016, Mr. Nesbitt was elected to the Company’s board of directors by the Company’s shareholders at the 2016 Annual Meeting of Shareholders. Mr. Nesbitt was also appointed to the board of directors of the Bank on July 28, 2016, following receipt of regulatory approval.

(9) Strategic Value Bank Partners LLC is the general partner of Strategic Value Investors, LP (“SVI”), and Ben Mackovak, Marty Adams and Umberto Fedeli are managing members of Strategic Value Bank Partners LLC. Strategic Value Bank Partners LLC, SVI, and Messrs. Mackovak, Adams, and Fedeli share voting and dispositive power over the shares beneficially owned by SVI. Prior to the completion of the Private Placement, SVI had not, and none of its affiliates, officers, directors, or holders of 5% or more of its share capital has, held any position or office with us or any of our subsidiaries within the past three years. However, in connection with the Private Placement, SVI entered into a side letter agreement with the Company pursuant to which SVI is entitled to have one representative attend all meetings of the Company’s board of directors as a nonvoting observer for so long as SVI, together with its affiliates, owns, in the aggregate, 5% or more of all of the outstanding shares of our common stock.

(10) Stieven Capital GP, LLC is the general partner of Stieven Financial Investors, L.P., and in such capacity has voting and investment control over the shares held by this Selling Shareholder. Stieven Capital Advisors, L.P. is the investment manager of Stieven Financial Investors, L.P and Stieven Financial Offshore Investors, Ltd., and in such capacity has voting and investment control over the shares held by both of these Selling Shareholders. Joseph A. Stieven, Stephen L. Covington, Daniel M. Ellefson and Mark J. Ross are members of the general partner and managing directors of the investment manager, and as a result, they may each be deemed to have voting and investment control over shares held by both of these Selling Shareholders.

(11) TFO Financial Institutions Restructuring Fund III, LLC is directly or indirectly controlled by TFO Financial Institutions Restructuring Fund III SPC, a Cayman Island segregated portfolio company. Abdulmohsin Al Omran, Adel Al Mangour, Arup Asadullah and Jon Hedley as Directors; Dragomir Kolev, as the portfolio manager of TFO Financial Institutions Restructuring Fund III SPC, which is the managing member of TFO Financial Institutions Restructuring Fund III LLC, have the voting and investment power over all shares beneficially owned by TFO Financial Institutions Restructuring Fund III.

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(12) Manulife Asset Management (US) LLC, acting as investment sub-adviser on behalf of certain of the Selling Shareholders, is indirectly controlled by Manulife Financial Corporation. Manulife Asset Management (US) LLC has sole power to dispose of or to direct the disposition of the shares held by certain of the Selling Shareholders. Through its parent-subsidiary relationship to Manulife Asset Management (US) LLC, Manulife Financial Corporation may be deemed to share beneficial ownership of the shares beneficially owned by Manulife Asset Management (US) LLC.

(13) John J. Lyons, William M. Kearns, Jr. and Dory A. Wiley share voting and dispositive power over the shares beneficially owned by Commerce Street Keefe Ventures Fund III, LP due to the fact that each is a managing principal of CS Keefe III GP, LP, the general partner of Commerce Street Keefe Ventures Fund III, LP.

(14) Tricadia Capital Management, LLC (“Tricadia”) is the investment manager of TNH Financials Fund, L.P. (“TNH”). Michael Barnes and Arif Inayatullah are the managing members of the ultimate parent of Tricadia, and as such have the power to vote and dispose of the shares listed in the table and may be deemed to beneficially own such shares held by TNH. Each of Tricadia, its parent entities and Messrs. Barnes and Inayatullah disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests therein.

(15) The general partner of Banc Fund VII L.P. is MidBanc VII L.P., and the general partner of Banc Fund IX L.P. is MidBanc IX L.P. The general partner of MidBanc VII L.P. and MidBanc IX L.P. is The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its managing member, Charles J. Moore. Mr. Moore may be deemed to have voting and investment power over these shares.

(16) Ancora Advisors, LLC is the general partner and registered investment advisor of Ancora Catalyst Fund LP and Merlin Partners LP and as such has the power to vote and dispose of the shares held by Ancora Catalyst Fund LP and Merlin Partners LP and may be deemed to have beneficial ownership of these same shares.

(17) United Community Banks, Inc. has sole voting and dispositive power with respect to these shares.

(18) The shares were purchased for the account of Second First De Novo, L.P., a limited partnership of which First Manhattan Co. (“FMC”), a registered broker-dealer and investment advisor, is the sole general partner. In its capacity as general partner, FMC has both sole voting and sole dispositive power with respect to the shares.

(19) The general partner of Fullerton Capital Partners, LP is RBF Capital, LLC. RBF Capital, LLC is controlled by its managing member, Richard Fullerton. Mr. Fullerton may be deemed to have voting and dispositive power over these shares.

(20) Jerry Francis is the managing partner of Francis Family Limited Partnership and as such has both sole voting and sole dispositive power with respect to the shares.

(21) Bortel Investment Management, LLC is the general partner of Tiburon Opportunity Fund, L.P., and Peter Bortel is the managing member of Bortel Investment Management, LLC. As such, Peter Bortel exercises sole voting and dispositive power with respect to these shares.

(22) The General Partner of Grey Owl Partners, LP is Grey Owl Capital GP, LLC. Grey Owl Capital GP, LLC is controlled entirely by C. Eric Brugel and Jeffery S. Erber. Messrs. Brugel and Erber may be deemed to have voting and dispositive power over these shares.

(23) Bellus Capital Partners LP is controlled by Bellus Capital Management LLC. The managing members of Bellus Capital Management LLC are Christopher Allwin, James Cullinane, Christopher Teryazos and Jonathan Singer and as such have the power to vote and dispose of the shares listed in the table and may be deemed to beneficially own such shares held by Bellus Capital Partners LP.

(24) Serves as a director of the Company and the Bank.

(25) Michael T. Keough is the sole member and manager of Cultivate LLC and as such exercises sole voting and dispositive power with respect to these shares.

(26) Kevin B. Roth is the trustee of the Kevin B. and Anne Marie Roth Revocable Trust and as such exercises sole voting and dispositive power with respect to these shares.

(27) Serves as a director of the Company and the Bank.

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(28) The members of Dolphin Properties of MB, LLC are Lloyd W. Coppedge and L. Steven David, and Mr. Coppedge exercises sole voting and dispositive power with respect to these shares.

(29) As previously disclosed, in connection with the closing of the Private Placement, Ms. Hollar was appointed as Chief Executive Officer of the Company and the Bank and to the boards of directors of the Company and the Bank effective as of April 11, 2016.

(30) As previously disclosed, Mr. Patterson was appointed as the Chief Operating Officer of the Bank on May 13, 2016.

(31) Serves as a director of the Company and the Bank.

(32) Serves as Chairman of the boards of directors of the Company and the Bank.

(33) Serves as the Chief Credit Officer of the Bank.

Board Representation and Board Observer Rights of Certain Selling Shareholders

In connection with the Private Placement, Castle Creek, RMB, EJF and SVI entered into side letter agreements with the Company, pursuant to which (i) each of Castle Creek and RMB is entitled to have one representative appointed to the Company’s board of directors, and (ii) each of EJF and SVI is entitled to have one representative attend all meetings of the Company’s board of directors as a nonvoting observer, in each case for so long as these entities, together with its respective affiliates, owns, in the aggregate, 5% or more of all of the outstanding shares of our common stock (or, with respect to Castle Creek and RMB, 50% or more of their respective purchased shares). Prior regulatory approval must be obtained prior to the appointment of any new director becoming effective. Following the receipt of regulatory approval, on May 26, 2016, the Company’s and Bank’s boards of directors appointed John T. Pietrzak, the appointed representative of Castle Creek, as a member of the respective boards of directors effective immediately. In addition, the Company’s board of directors nominated James C. Nesbitt, the appointed representative of RMB, as a member of the board of directors effective subject to the receipt of regulatory and shareholder approval. Messrs. Pietrzak and Nesbitt were elected to the Company’s board of directors by the Company’s shareholders at the 2016 Annual Meeting of Shareholders, following receipt of regulatory approval for Mr. Nesbitt. Mr. Nesbitt was also appointed to the board of directors of the Bank on July 28, 2016, following receipt of regulatory approval. Neither EJF nor SVI has appointed a representative to the Company’s board of directors as of the date of this prospectus.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock and non-voting common stock issued to the Selling Shareholders to permit the resale of these shares by the holders of the shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares. We will bear all fees and expenses incident to our obligation to register the shares.

The shares of common stock may be sold or distributed from time to time by the Selling Shareholders, who may be deemed to be underwriters, directly or through one or more underwriters, broker-dealers or agents at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. The shares of non-voting common stock, if transferred or sold by the Selling Shareholders in accordance with and as permitted by the Company’s Articles of Incorporation, will be sold at the then-current market price of the shares of common stock into which the non-voting common stock is convertible. If the shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;
•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. If the Selling Shareholders effect such transactions by selling shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders, or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction, a markup or markdown in compliance with FINRA Rule 2121.

In connection with sales of the shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The Selling Shareholders may also sell shares short and, if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the Selling Shareholders may deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge shares to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our securities made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

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The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, if necessary, the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed, to any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each Selling Shareholders has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares. Upon the Company being notified in writing by a Selling Shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholders and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholders will sell any or all of the shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We will pay all expenses of the registration of the shares pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, that each Selling Shareholder will pay all underwriting discounts and selling commissions, if any, and any related legal fees and expenses incurred by it. We will indemnify the Selling Shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. In accordance with the registration rights agreements, we may be entitled to contribution or may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, or we may be entitled to contribution.

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MARKET FOR OUR COMMON STOCK AND NON-VOTING COMMON STOCK AND DIVIDEND POLICY

As of November 4, 2016, there were 405,232,338 shares of our common stock outstanding held by approximately 2,400 shareholders of record, and there were 90,531,557 shares of our non-voting common stock outstanding held by four shareholders of record. Our common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “HCFB”. Our common stock began quoting on the OTCQB on December 28, 2016, and prior to such time the common stock was quoted on the OTC Pink market place under the symbol “HCFB”. Our non-voting common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we do not intend to seek such listing. Further, in the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of the non-voting common stock for listing. Although our common stock is quoted on the OTCQB, there is no current active public trading market in our common stock as trading and quotations of our common stock have been limited and sporadic. Most of the trades of which the Company is aware have been privately negotiated by local buyers and sellers. In addition to these trades, the Company is aware of a number of quotations on the OTC Pink marketplace between January 1, 2015 and September 30, 2016 that ranged from $0.15 to $0.50. Over-the-counter market quotations reflect inter-dealer prices, without retailer mark-up, mark-down, or commission and may not necessarily represent actual transactions. The following table sets forth the high and low bid information for our common stock of which we are aware for the periods indicated. Private trading of our common stock has been limited but has been conducted through the Private Trading System, which is operated by the Bank on its website www.hcsbaccess.com. The Private Trading System is a passive mechanism created to assist buyers and sellers in facilitating trades in our common stock. Because there has not been an established active trading market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm’s-length negotiations between the parties. Based on information available to us, we believe transactions in our common stock can be fairly summarized as follows for the periods indicated:

2016	Low	High
Third Quarter	$0.15	$0.50
Second Quarter	$0.16	$0.50
First Quarter	$0.16	$0.35

2015	Low	High
Fourth Quarter	$0.16	$0.18
Third Quarter	$0.11	$0.18
Second Quarter	$0.04	$0.30
First Quarter	$0.10	$0.15

2014	Low	High
Fourth Quarter	$0.15	$0.55
Third Quarter	$0.20	$0.68
Second Quarter	$0.16	$0.68
First Quarter	$0.19	$0.51

Under the terms of the Written Agreement, the Company is currently prohibited from declaring or paying any dividends without the prior written approval of the Federal Reserve Bank of Richmond. In addition, because the Company is a legal entity separate and distinct from the Bank and has little direct income itself, the Company relies on dividends paid to it by the Bank in order to pay dividends on its common stock. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. Under Federal Deposit Insurance Corporation Improvement Act of 1991, the Bank may not pay a dividend if, after paying the dividend, the Bank would be undercapitalized. In addition, the Bank is currently prohibited from paying a dividend to the Company without the prior approval of the FDIC and the State Board. As a result of these restrictions on the Company, including the restrictions on the Bank’s ability to pay dividends to the Company, the Company does not anticipate paying dividends for the foreseeable future, and all future dividends will be dependent on the Company’s financial condition, results of operations, and cash flows, as well as capital regulations and dividend restrictions from the Federal Reserve Bank of Richmond, the FDIC, and the State Board.

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DESCRIPTION OF OUR CAPITAL STOCK

General

Our Articles of Incorporation authorize the issuance of capital stock consisting of 500,000,000 shares of common stock, par value $0.01 per share, 150,000,000 shares of non-voting common stock and 5,000,000 shares of preferred stock, par value $0.01 per share. As of November 4, 2016, we had issued and outstanding 405,232,338 shares of common stock held by approximately 2,400 shareholders of record, 90,531,557 shares of non-voting common stock held by four shareholders of record, and no shares of our preferred stock were issued and outstanding.

In the future, the authorized but unissued and unreserved shares of common stock, non-voting common stock and preferred stock will be available for issuance for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. Except as may be required to approve a merger or other transaction in which the additional authorized shares of common stock or preferred stock would be issued, no shareholder approval will be required for the issuance of those shares.

Shares of our capital stock represent equity interests in the Company and are not bank deposits, savings accounts or other obligations of or guaranteed by the Bank. Our capital stock is neither insured nor guaranteed by the FDIC’s Deposit Insurance Fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

The description of our capital stock below is qualified in its entirety by reference to our Articles of Incorporation.

Common Stock

General. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Voting Rights. Each share of common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. There are no cumulative voting rights.

In general, except as otherwise provided in our Articles of Incorporation, (i) amendments to our Articles of Incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of the Company must be approved by two-thirds of the votes entitled to be cast thereon.

Dividends. Holders of shares of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

No Preemptive or Conversion Rights. Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion or redemption rights.

Calls and Assessments. All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of any preferred stock that may be issued and outstanding having preference over common shares.

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Certain Ownership Restrictions. A holder with as little as a 5% interest in our Company could, under certain circumstances, be subject to regulation as a “bank holding company” and possibly other restrictions. Specifically, any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over the Company, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956 (the “BHCA”). In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to a FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of the Company’s securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for the Company to participate in an FDIC-assisted transaction of a failed bank.

Non-Voting Common Stock

General. Each share of non-voting common stock has the same relative rights as, and is identical in all respects to, each other share of non-voting common stock.

Voting Rights. The holders of non-voting common stock do not have voting rights, except as may otherwise from time to time be required by law.

Dividends. The non-voting common stock ranks pari passu with the common stock with respect to the payment of dividends or distributions, whether payable in cash, securities, options or other property, and with respect to issuance, grant or sale of any rights to purchase stock, warrants, securities or other property. Accordingly, the holders of record of non-voting common stock will be entitled to receive as, when, and if declared by the board of directors, dividends in the same per share amount as paid on the common stock, and no dividends will be payable on the common stock or any other class or series of capital stock ranking with respect to dividends pari passu with the common stock unless a dividend identical to that paid on the common stock is payable at the same time on the non-voting common stock in an amount per share of non-voting common stock equal to the product of (i) the per share dividend declared and paid in respect of each share of common stock and (ii) the number of shares of common stock into which such share of non-voting common stock is then convertible (without regard to any limitations on conversion of the non-voting common stock); provided, however, that if a stock dividend is declared on common stock payable solely in common stock, the holders of non-voting common stock will be entitled to a stock Dividend payable solely in shares of non-voting common stock.

Liquidation Rights. The non-voting common stock will, with respect to rights upon liquidation, winding up and dissolution, rank (i) subordinate and junior in right of payment to all other securities of the Company which, by their respective terms, are senior to the non-voting common stock or the common stock, and (ii) pari passu with the common stock. Not in limitation of anything contained herein, and for purposes of clarity, the non-voting common stock is subordinated to the general creditors and subordinated debt holders of the Company, and the depositors of the Company’s bank subsidiaries, in any receivership, insolvency, liquidation or similar proceeding.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of non-voting common stock will be entitled to receive, for each share of non-voting common stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any persons to whom the non-voting common stock is subordinate, a distribution equal to (i) any authorized and declared, but unpaid, dividends with respect to such share of non-voting common stock at the time of such liquidation, dissolution or winding up, and (ii) the amount the holder of such share of non-voting common stock would receive in respect of such share if such share had been converted into shares of common stock at the then applicable conversion rate at the time of such liquidation, dissolution or winding up (assuming the conversion of all shares of non-voting common stock at such time, without regard to any limitations on conversion of the non-voting common stock). All liquidating distributions to the holders of the non-voting common stock and common stock set forth in clause (ii) above will be made pro rata to the holders thereof.

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No Preemptive Rights. The holders of non-voting common stock are not entitled to any preemptive or preferential right to purchase or subscribe for any capital stock, obligations, warrants or other securities or rights of the Company, except for any such rights that may be granted by way of separate contract or agreement to one or more holders of non-voting common stock.

Conversion Rights. Holders of the non-voting common stock will be permitted to convert, or upon the written request of the Company will convert, shares of non-voting common stock into shares of our common stock at any time or from time to time, provided that upon such conversion the holder, together with all affiliates of the holder, will not own or control in the aggregate more than 9.9% of our common stock (or of any class of our voting securities), excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder of voting securities (which, for the avoidance of doubt, does not include non-voting common stock). In any such conversion, each share of non-voting common stock will convert initially into one share of common stock, subject to adjustment as provided in the Articles of Incorporation.

Each share of non-voting common stock will automatically convert into one share of common stock, without any further action on the part of any holder, subject to adjustment as provided in the Articles of Incorporation, on the date a holder of non-voting common stock transfers any shares of non-voting common stock to a non-affiliate of the holder in a transfer (i) to the Company; (ii) in a widely distributed public offering of common stock or non-voting common stock; (iii) that is part of an offering that is not a widely distributed public offering of common stock or non-voting common stock but is one in which no one transferee (or group of associated transferees) acquires the rights to receive 2% or more of any class of the voting securities of the Company then outstanding (including pursuant to a related series of transfers); (iv) that is part of a transfer of common stock or non-voting common stock to an underwriter for the purpose of conducting a widely distributed public offering; (v) to a transferee that controls more than 50% of the voting securities of the Company without giving effect to such transfer; or (vi) that is part of a transaction approved by the Federal Reserve.

The converted shares of common stock would have the same rights and privileges as the shares of our common stock currently issued and outstanding, including the right to cast one vote per share and to participate in dividends when and to the extent declared and paid.

Adjustments. In the event that the Company at any time or from time to time will effect a division of the common stock into a greater number of shares (by stock split, reclassification or otherwise other than by payment of a dividend in common stock or in any right to acquire the common stock), or in the event the outstanding common stock will be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of the common stock, then the dividend, liquidation, and conversion rights of each share of non-voting common stock in effect immediately prior to such event will, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

If the common stock is changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a division or combination of shares provided for in the paragraph above), (1) the conversion ratio then in effect will, concurrently with the effectiveness of such transaction, be adjusted so that each share of the non-voting common stock will be convertible into, in lieu of the number of shares of common stock which the holders of the non-voting common stock would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equal to the product of (i) the number of shares of such other class or classes of stock that a holder of a share of common stock would be entitled to receive in such transaction and (ii) the number of shares of common stock into which such share of non-voting common stock is then convertible (without regard to any limitations on conversion of the non-voting common stock) immediately before that transaction and (2) the dividend and liquidation distribution rights then in effect will, concurrently with the effectiveness of such transaction, be adjusted so that each share of non-voting common stock will be entitled to a dividend and liquidation distribution right, in lieu of with respect to the number of shares of common stock which the holders of the non-voting common stock would otherwise have been entitled to receive, with respect to a number of shares of such other class or classes of stock equal to the product of (i) the number of shares of such other class or classes of stock that a holder of a share of common stock would be entitled to receive in such transaction and (ii) the number of shares of common stock into which such share of non-voting common stock is then convertible (without regard to any limitations on conversion of the non-voting common stock) immediately before that transaction.

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Preferred Stock

General. Our board of directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable. The board of directors is also authorized to fix before the issuance thereof the designation, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company. The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

Certain Protective Provisions

General. Our Articles of Incorporation and bylaws, as well as the South Carolina Business Corporation Act, contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our articles of incorporation and bylaws and which are provided by the South Carolina Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and bylaws and the statutory provisions contained in the South Carolina Business Corporation Act.

Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company’s management.

Number and Qualifications of Directors. Our bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than seven nor more than 25 members. The bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a “Business Competitor”) shall be eligible to serve as a director if the Board of Directors determines that it would not be in our best interests for such individual to serve as a director. Any financial institution having branches or affiliates within Horry County, South Carolina, or Columbus County, North Carolina is presumed to be a Business Competitor unless the Board of Directors determines otherwise.

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Advance Notice Requirements for Shareholder Proposals. Our bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit information regarding the proposal, together with the proposal, to our corporate secretary not less than 30 nor more than 60 days in advance of the annual meeting. Shareholders submitting proposals for inclusion in our proxy statement must comply with the proxy rules under the Exchange Act. We may reject a shareholder proposal that is not made in accordance with such procedures.

Certain Nomination Requirements. Pursuant to our bylaws, we have established certain nomination requirements for an individual to be elected as a director of the Company at any annual or special meeting of the shareholders, including that the nominating party provide us within a specified time prior to the meeting (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of any shareholders’ meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

Business Combinations with Interested Shareholders. The South Carolina Business Combinations Statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Factors to be Considered in Certain Transactions. Our articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and our shareholders, to take into account the effect of the transaction on the employees, customers and suppliers of our Company and upon the communities in which offices of the Company are located, to the extent permitted by South Carolina law.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary of Cash and Certain Other Compensation

The following table shows the compensation we paid for the years ended December 31, 2016 and 2015 to our Chief Executive Officer and the two other most highly compensated executive officers (collectively, the “named executive officers”).

Names and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
James R. Clarkson	2016	123,302	—	—	—	—	6,426	129,728
President and Chief	2015	211,375	—	—	—	—	7,852	219,227
Executive Officer of the
Company and the Bank (3)

Jan H. Hollar	2016	164,063	1,200,000	—	—	—	59,818	1,423,881
President and Chief	2015	—	—	—	—	—	84,200	84,200
Executive Officer of the
Company and the Bank (4)

J. Rick Patterson	2016	125,000	750,000	—	—	—	44,407	919,407
Executive Vice President	2015	—	—	—	—	—	—	—
and Chief Operating Officer
of the Company and the Bank

W. Jack McElveen	2016	200,000	500,000	—	—	—	8,415	733,415
Executive Vice President	2015	—	—	—	—	—	—	—
and Chief Credit Officer
of the Company and the Bank

(1)	In 2016, with shareholder approval, we adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the “Stock Plan”). Restricted stock awards have been granted under the Stock Plan to our named executive officers from time to time to reward performance and promote our long-term success.
(2)	All other compensation includes premiums paid by the Bank for life, long-term disability, auto allowance, health and dental insurance as well as automobile allowance, 401(k) plan matching contributions and consulting fees.
(3)	As previously disclosed, in connection with the closing of the private placement, Mr. Clarkson retired as the President and Chief Executive Officer of the Company and the Bank and resigned from the Boards of Directors of the Company and the Bank effective as of April 11, 2016.
(4)	As previously disclosed, on April 9, 2016, Ms. Hollar was named Chief Executive Officer of the Company and the Bank.

Details on All Other Compensation Reported in the Summary Compensation Table for 2016

Named Executive Officer	Health, Dental and Life Insurance ($)	Long-term Disability Premiums ($)	Employer 401(k) Match ($)	Auto Provision ($)	Consulting Fees ($) (1)	Total
James R. Clarkson	3,866	270	2,290	—	—	6,426
Jan H. Hollar	4,578	315	1,875	4,000	49,050	59,818
J. Rick Patterson	470	270	1,167	3,500	39,000	44,407
W. Jack McElveen	7,087	495	833	—	—	8,415

(1)	Consulting fees paid to Ms. Hollar and Mr. Patterson for period of service as independent contractor prior to beginning of employment.

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Outstanding Equity Awards at Fiscal Year-End

The Outstanding Equity Awards at Fiscal Year-End Table below reflects each named executive officer's equity award holdings at December 31, 2016 on an individual award basis.

Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jan H. Hollar	—	—	—	—	—	—	12,000,000	1,800,000
J. Rick Patterson	—	—	—	—	—	—	7,500,000	1,125,000
W. Jack McElveen	—	—	—	—	—	—	5,000,000	750,000

Compensation Arrangements

Employment Agreements

As previously disclosed, on February 29, 2016, the Company and the Bank entered into an employment agreement with Ms. Jan H. Hollar, which became effective upon the closing of the private placement, pursuant to which Ms. Hollar will serve as the Chief Executive Officer of the Company and the Bank. The employment agreement is initially for a term of three years and will thereafter be automatically extended for additional terms of one year unless either party delivers a notice of termination at least 90 days prior to the end of the term.

Under the terms of her employment agreement, Ms. Hollar will be entitled to an annual base salary of $225,000 per year, and the Board of Directors of the Company (or an appropriate committee thereof) will review Ms. Hollar’s base salary at least annually for adjustment based on her performance. Ms. Hollar will be eligible to receive an annual cash bonus of up to 20% of her annual base salary if she achieves certain performance levels established from time to time by the board of directors, and she will be eligible to participate in the Company’s long-term equity incentive program and for the grant of stock options, restricted stock, and other awards thereunder or under any similar plan adopted by the Company. Additionally, Ms. Hollar will participate in the Company’s retirement, welfare, and other benefit programs and be entitled to reimbursement for travel and business expenses, as well as a monthly automobile allowance.

As previously disclosed, on May 13, 2016, the Bank entered into an employment agreement with Mr. J. Rick Patterson, pursuant to which Mr. Patterson will serve as Executive Vice President and Chief Operating Officer of the Bank. The employment agreement is initially for a term of three years and will thereafter be automatically extended for additional terms of one year unless either party delivers a notice of termination at least 90 days prior to the end of the term.

Under the terms of his employment agreement, Mr. Patterson will be entitled to an annual base salary of $200,000 per year, and the Board of Directors of the Company (or an appropriate committee thereof) will review Mr. Patterson’s base salary at least annually for adjustment based on his performance. Mr. Patterson will be eligible to receive an annual cash bonus of up to 20% of his annual base salary if he achieves certain performance levels established from time to time by the Board of Directors, and he will be eligible to participate in the Company’s long-term equity incentive program and for the grant of stock options, restricted stock, and other awards thereunder or under any similar plan adopted by the Company. Additionally, Mr. Patterson will participate in the Company’s retirement, welfare, and other benefit programs and be entitled to reimbursement for travel and business expenses, as well as a monthly automobile allowance.

As previously disclosed, on June 22, 2016, the Bank entered into an employment agreement with Mr. W. Jack McElveen, pursuant to which Mr. McElveen will serve as Executive Vice President and Chief Credit Officer of the Bank. The employment agreement is initially for a term of three years and will thereafter be automatically extended for additional terms of one year unless either party delivers a notice of termination at least 90 days prior to the end of the term.

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Under the terms of his employment agreement, Mr. McElveen will be entitled to an annual base salary of $200,000 per year, and the Board of Directors of the Company (or an appropriate committee thereof) will review Mr. Mc Elveen’s base salary at least annually for adjustment based on his performance. Mr. McElveen will be eligible to receive an annual cash bonus of up to 20% of his annual base salary if he achieves certain performance levels established from time to time by the Board of Directors, and he will be eligible to participate in the Company’s long-term equity incentive program and for the grant of stock options, restricted stock, and other awards thereunder or under any similar plan adopted by the Company. Additionally, Mr. McElveen will participate in the Company’s retirement, welfare, and other benefit programs and be entitled to reimbursement for travel and business expenses.

Neither the Company nor the Bank entered into an employment agreement with Mr. Clarkson.

Noncompete Agreement with Jan H. Hollar

As previously disclosed, on May 26, 2016, the Company and the Bank entered into a noncompete agreement with Jan H. Hollar, the Company’s and the Bank’s Chief Executive Officer. Under the terms of the noncompete agreement, Ms. Hollar is entitled, upon termination of her employment, to receive an amount equal to her then current monthly base salary on the last business day of each month for a period of twelve months following her termination of employment with the Company and the Bank in exchange for her agreement to abide by certain restrictive covenants regarding competition with the Company and the Bank for twelve months following her termination of employment.

TARP Executive Compensation Restrictions

In March 2009, as part of the Treasury’s CPP, the Company entered into a Letter Agreement (the “CPP Purchase Agreement”) with the Treasury pursuant to which the Company issued and sold to Treasury (i) 12,895 shares of the Company’s Series T Preferred Stock, and (ii) the CPP Warrant, for an aggregate purchase price of $12,895,000 in cash.

Under the terms of the CPP Purchase Agreement, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity we issued or may issue to the Treasury, including the common stock we may issue under the CPP Warrant. These standards apply to our named executive officers. The standards include (i) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (ii) requiring clawback of any bonus or incentive compensation paid to a senior executive and the next 20 most highly compensated employees based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (iii) prohibition on making golden parachute payments to senior executives and the next five most highly compensated employees; (iv) prohibition on providing any tax gross-up provisions; and (v) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive.

In connection with entry into the CPP Purchase Agreement, Messrs. Clarkson and Bullard entered into letter agreements with the Company (the “Letter Amendments”) amending any benefit plans as necessary to comply with Section 111 of the Emergency Economic Stabilization Act of 2008, as amended by the Recovery Act, during the period that the Treasury owns any debt or equity securities of the Company.

As of May 9, 2016, the CPP Purchase Agreement was terminated and all CPP-related restrictions on executive compensation ceased to be applicable to the Company.

Director Compensation

No compensation was paid to the directors for their service as directors in 2016 or 2015.

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LEGAL MATTERS

Certain legal matters in connection with the common stock offered by this prospectus will be passed upon by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

Our consolidated balance sheets as of December 31, 2015, December 31, 2014, and December 31, 2013 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2015 appearing in our Annual Report on Form 10-K for the year ended December 31, 2015 have been incorporated by reference herein in reliance upon the report of Elliott Davis Decosimo, LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

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Available Information

We have filed with the SEC a registration statement for the securities on Form S-1 under the Securities Act. This prospectus, which forms part of the registration statement, does not contain all the information contained in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon payment of certain prescribed fees. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You may also access the registration statement electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system at the SEC’s website located at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference into this registration statement and prospectus the documents listed below, except for portions of such reports that were deemed to be furnished and not filed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 30, 2016, as amended on Form 10-K/A, filed with the SEC on April 1, 2016;
•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 20, 2016;
•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2016, filed with the SEC on May 12, 2016, August 5, 2016 and November 4, 2016, respectively;
•	Our Current Reports on Form 8-K, filed with the SEC on January 7, 2016, March 3, 2016, March 9, 2016, March 18, 2016, April 7, 2016, April 12, 2016, May 4, 2016, May 13, 2016, June 1, 2016, June 22, 2016, July 1, 2016, July 29, 2016, August 19, 2016, August 24, 2016, and October 27, 2016;
•	All other reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since December 31, 2015.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) on or after the date that the registration statement of which this prospectus is a part was originally filed with the SEC and prior to the effectiveness of the registration statement and (ii) on or after the effective date of the registration statement of which this prospectus is a part and the completion of the sale of the shares of common stock and non-voting common stock offered by this prospectus. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Notwithstanding the foregoing, information “furnished” under any item of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference into this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference into this prospectus. Requests for such information should be directed to Attn: Jan H. Hollar, HCSB Financial Corporation, 3640 Ralph Ellis Blvd., Loris, South Carolina 29569. Telephone requests for copies should be directed to Mrs. Hollar at (843) 716-6117.

We maintain an Internet website at www.hcsbaccess.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

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359,468,443 Shares of Common Stock

90,531,557 Shares of Non-Voting Common Stock

Up to 90,531,557 Shares of Common Stock Underlying the Non-Voting Common Stock

PROSPECTUS

The date of this prospectus is January 20, 2017

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